UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTIONS “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2018)” AND “(2) EARNINGS FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2018 (FISCAL 2017)”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: General Manager, Financial Accounting Dept.

Date:      May 15, 2017

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated financial results for the fiscal year ended March 31, 2017 <Under Japanese GAAP>	May 15, 2017

Head office:    1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock exchange listings:    Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL:    http://www.smfg.co.jp/english/

President:    Takeshi Kunibe

Date of ordinary general meeting of shareholders:    June 29, 2017    Date of payment of year-end dividends:    June 30, 2017

Annual securities report (Yukashoken hokokusho) issuing date:    June 29, 2017

Investors meeting presentation for financial results:    Scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the fiscal year ended March 31, 2017)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Fiscal year ended March 31, 2017	¥5,133,245	7.6%	¥1,005,855	2.1%	¥706,519	9.3%
Fiscal year ended March 31, 2016	4,772,100	(1.6)	985,284	(25.4)	646,687	(14.2)

Notes:	1.	Comprehensive income:
		(a) for the fiscal year ended March 31, 2017: ¥ 966,057 million [441.7%]
		(b) for the fiscal year ended March 31, 2016: ¥ 178,328 million [(91.4) %]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)	Return on net assets	Ordinary profit on total assets	Ordinary profit on ordinary income
Fiscal year ended March 31, 2017	¥516.00	¥515.58	7.6%	0.5%	19.6%
Fiscal year ended March 31, 2016	472.99	472.67	7.2	0.5	20.6

Note:	Equity in gains (losses) of affiliates:
(a) for the fiscal year ended March 31, 2017: ¥ 24,552 million (b) for the fiscal year ended March 31, 2016: ¥ (36,196) million

(2) Financial position	(Millions of yen, except per share data and percentages)

	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2017	¥197,791,611	¥11,234,286	4.9%	¥ 6,901.67
As of March 31, 2016	186,585,842	10,447,669	4.8	6,519.60

Notes:	1.	Stockholders’ equity:
		(a) as of March 31, 2017: ¥ 9,731,538 million (b) as of March 31, 2016: ¥ 8,913,761 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Non-controlling interests) / Total assets} X 100

(3) Cash flows	(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2017	¥4,514,377	¥581,347	¥(166,524)	¥ 42,478,393
Fiscal year ended March 31, 2016	(1,127,308)	5,240,950	(55,995)	37,556,806

2. Dividends on common stock	(Millions of yen, except per share data and percentages)

	Cash dividends per share					Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2016	¥ –	¥ 75	¥ –	¥ 75	¥ 150	¥ 211,506	32.7%	2.4%
ended March 31, 2017	–	75	–	75	150	211,504	29.9	2.3
ending March 31, 2018 (forecast)	–	80	–	80	160		35.8%

Notes:	1.	Dividend payout ratio = (Total dividends on common stock / Profit attributable to owners of parent) X 100
	2.	Ratio of dividends to net assets = Total dividends on common stock / {(Beginning balance of Stockholders’ equity + Ending balance of Stockholders’ equity) / 2}X 100

 3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2018)

(Millions of yen)

	Profit attributable to owners of parent	Earnings per share
Fiscal year ending March 31, 2018	¥ 630,000 (10.8)%	¥ 446.80

[Notes]

(1) There were no changes in material consolidated subsidiaries in the fiscal year.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	:	Yes
(b) Changes in accounting policies due to reasons other than above (a)	:	No
(c) Changes in accounting estimates	:	No
(d) Restatements	:	No

Note: The detail of “Changes in accounting policies due to application of new or revised accounting standards” is reported on page 14.

(3) Number of common stock issued

	As of March 31, 2017	As of March 31, 2016
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	4,028,883 shares	46,830,882 shares

	Fiscal year ended March 31, 2017	Fiscal year ended March 31, 2016
(c) Average number of shares issued in the year	1,369,231,022 shares	1,367,228,547 shares

Note: Number of shares used in calculating “Earnings per share” (on a consolidated basis) is reported on page 16.

[Reference] Summary of financial information on a non-consolidated basis

Non-consolidated financial results (for the fiscal year ended March 31, 2017)

(1) Operating results					(Millions of yen, except per share data and percentages)
	Operating income		Operating profit		Ordinary profit		Net income
Fiscal year ended March 31, 2017	¥ 502,484	(13.0)%	¥ 427,196	(20.7)%	¥ 414,410	(21.4)%	¥ 450,775	(14.5)%
ended March 31, 2016	577,845	9.6	538,496	9.1	527,292	8.5	527,288	8.5

	Earnings per share		Earnings per share (diluted)
Fiscal year ended March 31, 2017	¥319.69		¥319.44
ended March 31, 2016	373.95		373.70
Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the previous fiscal year.

(2) Financial position					(Millions of yen, except per share data and percentages)
	Total assets		Net assets		Net assets ratio		Net assets per share
As of March 31, 2017	¥ 10,457,139		¥ 5,512,680		52.7%		¥ 3,907.35
As of March 31, 2016	8,187,559		5,272,925		64.4		3,737.67
Note: Stockholders’ equity (a) as of March 31, 2017: ¥ 5,509,473 million (b) as of March 31, 2016: ¥ 5,270,289 million

[Note on audit procedures]

This report is out of the scope of the audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the fiscal year ended March 31, 2017 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Operating and financial review

1. Consolidated operating results for the fiscal year ended March 31, 2017 (fiscal 2016)

(1)	Operating results

In fiscal 2016, gross profit increased by ¥16.8 billion year-on-year to ¥2,920.7 billion. The primary reasons were an increase in profit of SMBC Nikko Securities Inc. by regarding as rallies in the market conditions and profit contribution of SMFL Capital Company, Limited which has been included in the scope of consolidation from fiscal 2016, despite of an impact of negative interest rates.

General and administrative expenses increased by ¥87.6 billion year-on-year to ¥1,812.4 billion, due to ongoing investment to enhance top-line profit growth and the effects from system investments in the past years, despite of strengthening of cost control in the entire group.

Equity in gains (losses) of affiliates increased by ¥60.7 billion year-on-year to ¥24.6 billion. This was mainly because an impairment loss on goodwill was recognized for PT Bank Tabungan Pensiunan Nasional Tbk in the previous fiscal year, which is not recognized in this fiscal year.

Total credit cost increased by ¥61.6 billion year-on-year to ¥164.4 billion. This was mainly due to additional reserves for possible loan losses with worsened business results of SMBC’s obligor with large exposure.

Ordinary profit increased by ¥20.6 billion year-on-year to ¥1,005.9 billion because provision for reserve for losses on interest repayment was recognized by SMBC Consumer Finance Co., Ltd. in the previous fiscal year, which is not recognized in this fiscal year.

Profit attributable to owners of parent increased by ¥59.8 billion year-on-year to ¥706.5 billion due to an increase in deferred tax assets recoverable in the future with application of the consolidated corporate-tax system from fiscal year ending March 31, 2018 (fiscal 2017).

Consolidated		(Billions of yen)

	Fiscal year ended March 31, 2017	Change from the fiscal year ended March 31, 2016
Net business profit	¥ 1,132.9	¥ (10.1)
Gross profit	2,920.7	16.8
General and administrative expenses	(1,812.4)	(87.6)
Equity in earnings of affiliates	24.6	60.7
Total credit cost	(164.4)	(61.6)
Ordinary profit	1,005.9	20.6
Profit attributable to owners of parent	706.5	59.8

SMBC non-consolidated
Banking profit *	¥ 846.7	¥ 117.9
Gross banking profit	1,663.7	129.4
Expenses (excluding non-recurring losses)	(816.9)	(11.5)
Total credit cost	(61.1)	(64.3)
Ordinary profit	864.0	116.1
Net income	681.8	72.6

* Banking profit (before provision for general reserve for possible loan losses)

(2)	Earnings forecast for the fiscal year ending March 31, 2018 (fiscal 2017)

As for earnings forecast on a consolidated basis, profit attributable to owners of parent is expected to amount to ¥630.0 billion.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial position as of March 31, 2017

(1)	Assets and liabilities

Total assets as of March 31, 2017 were ¥ 197,791.6 billion, a year-on-year increase of ¥ 11,205.8 billion.

As for major account balances, loans and bills discounted increased by ¥ 5,171.2 billion to ¥ 80,237.3 billion year-on-year and deposits increased by ¥ 7,161.4 billion to ¥ 117,830.2 billion year-on-year.

(2)	Net assets

Net assets were ¥ 11,234.3 billion, a year-on-year increase of ¥ 786.6 billion. Stockholders’ equity within net assets was ¥ 8,119.1 billion, a year-on-year increase of ¥ 664.8 billion due to the contribution of profit attributable to owners of parent, the payment of cash dividends and a decrease in treasury stocks.

(3)	Cash flows

SMFG generated ¥ 4,514.4 billion in cash flows from operating activities including interest received and paid, net changes in loans and bills discounted and deposits, a year-on-year increase in cash flows of ¥ 5,641.7 billion, and generated ¥ 581.3 billion in cash flows from investing activities including purchases and sale of, securities and tangible fixed assets, a year-on-year decrease in cash flows of ¥ 4,659.6 billion, and used ¥ 166.5 billion in cash flows from financing activities including issuance of subordinated borrowings, a year-on-year decrease in cash flows of ¥ 110.5 billion. Consequently, cash and cash equivalents amounted to ¥ 42,478.4 billion, a year-on-year increase of ¥ 4,921.6 billion.

II. Basic approach to the selection of accounting standards

SMFG is a banking holding company which is required to prepare consolidated financial statements in conformity with Japanese GAAP under the applicable laws. SMFG therefore selects Japanese GAAP as our accounting standards.

Since American depository receipts (ADRs) of SMFG are listed on the New York Stock Exchange, as SMFG separately prepares consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), SMFG considers the possibility of application of IFRS in the future.

Sumitomo Mitsui Financial Group, Inc.

III. Consolidated financial statements

1. Consolidated balance sheets

	Millions of yen
March 31,	2016	2017
Assets:
Cash and due from banks	¥42,789,236	¥46,865,538
Call loans and bills bought	1,291,365	1,872,144
Receivables under resale agreements	494,949	899,897
Receivables under securities borrowing transactions	7,972,918	8,760,390
Monetary claims bought	4,350,012	4,420,377
Trading assets	8,063,281	6,755,428
Money held in trust	5,163	3,439
Securities	25,264,445	24,631,792
Loans and bills discounted	75,066,080	80,237,322
Foreign exchanges	1,577,167	1,723,867
Lease receivables and investment assets	1,987,034	2,395,597
Other assets	6,702,774	7,355,845
Tangible fixed assets	2,919,424	3,101,642
Assets for rent	1,884,778	2,086,391
Buildings	386,222	381,378
Land	489,144	489,167
Lease assets	7,558	7,186
Construction in progress	27,188	20,575
Other tangible fixed assets	124,531	116,942
Intangible fixed assets	878,265	946,506
Software	408,272	431,833
Goodwill	339,185	318,578
Lease assets	268	185
Other intangible fixed assets	130,538	195,909
Net defined benefit asset	203,274	314,922
Deferred tax assets	125,832	63,001
Customers’ liabilities for acceptances and guarantees	7,519,635	8,090,111
Reserve for possible loan losses	(625,019)	(646,215)

Total assets	¥186,585,842	¥197,791,611

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
March 31,	2016	2017
Liabilities:
Deposits	¥110,668,828	¥117,830,210
Negotiable certificates of deposit	14,250,434	11,880,937
Call money and bills sold	1,220,455	2,088,019
Payables under repurchase agreements	1,761,822	2,715,752
Payables under securities lending transactions	5,309,003	7,444,655
Commercial paper	3,017,404	2,311,542
Trading liabilities	6,112,667	4,704,931
Borrowed money	8,571,227	10,786,713
Foreign exchanges	1,083,450	683,252
Short-term bonds	1,271,300	1,125,600
Bonds	7,006,357	8,129,232
Due to trust account	944,542	1,180,976
Other liabilities	6,632,027	6,880,273
Reserve for employee bonuses	68,476	77,375
Reserve for executive bonuses	2,446	3,045
Net defined benefit liability	48,570	59,110
Reserve for executive retirement benefits	2,202	2,347
Reserve for point service program	19,706	21,744
Reserve for reimbursement of deposits	16,979	15,464
Reserve for losses on interest repayment	228,741	156,775
Reserves under the special laws	1,498	1,745
Deferred tax liabilities	348,190	335,908
Deferred tax liabilities for land revaluation	32,203	31,596
Acceptances and guarantees	7,519,635	8,090,111

Total liabilities	176,138,173	186,557,325

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	757,306	757,346
Retained earnings	4,534,472	5,036,756
Treasury stock	(175,381)	(12,913)

Total stockholders’ equity	7,454,294	8,119,085

Net unrealized gains (losses) on other securities	1,347,689	1,542,308
Net deferred gains (losses) on hedges	55,130	(42,077)
Land revaluation excess	39,416	38,109
Foreign currency translation adjustments	87,042	65,078
Accumulated remeasurements of defined benefit plans	(69,811)	9,034

Total accumulated other comprehensive income	1,459,467	1,612,453

Stock acquisition rights	2,884	3,482
Non-controlling interests	1,531,022	1,499,264

Total net assets	10,447,669	11,234,286

Total liabilities and net assets	¥186,585,842	¥197,791,611

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Year ended March 31,	2016	2017
Ordinary income	¥4,772,100	¥5,133,245
Interest income	1,868,313	1,912,027
Interest on loans and discounts	1,326,402	1,384,119
Interest and dividends on securities	303,132	259,840
Interest on call loans and bills bought	20,457	12,205
Interest on receivables under resale agreements	10,100	18,886
Interest on receivables under securities borrowing transactions	10,747	12,172
Interest on deposits with banks	37,537	48,040
Interest on lease transactions	59,366	70,227
Other interest income	100,567	106,534
Trust fees	3,681	3,797
Fees and commissions	1,134,463	1,195,452
Trading income	225,481	237,394
Other operating income	1,342,665	1,583,316
Lease-related income	197,699	257,847
Installment-related income	743,815	883,657
Other	401,150	441,811
Other income	197,494	201,257
Recoveries of written-off claims	19,735	14,089
Other	177,759	187,167
Ordinary expenses	3,786,815	4,127,389
Interest expenses	445,385	553,394
Interest on deposits	140,633	189,204
Interest on negotiable certificates of deposit	49,319	67,232
Interest on call money and bills sold	5,360	5,491
Interest on payables under repurchase agreements	8,077	16,281
Interest on payables under securities lending transactions	6,726	4,631
Interest on commercial paper	10,415	15,510
Interest on borrowed money	39,825	39,528
Interest on short-term bonds	1,400	118
Interest on bonds	129,295	144,755
Other interest expenses	54,331	70,641
Fees and commissions payments	130,625	182,104
Other operating expenses	1,094,630	1,275,747
Lease-related expenses	91,017	128,468
Installment-related expenses	698,904	832,749
Other	304,708	314,529
General and administrative expenses	1,724,836	1,812,433
Other expenses	391,338	303,710
Provision for reserve for possible loan losses	34,842	75,915
Other	356,495	227,795

Ordinary profit	985,284	1,005,855

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2016	2017
Extraordinary gains	¥3,911	¥30,960
Gains on disposal of fixed assets	3,714	1,552
Gains on negative goodwill	138	—
Reversal of reserve for eventual future operating losses from financial instruments transactions	0	82
Other extraordinary gains	58	29,325
Extraordinary losses	9,026	57,511
Losses on disposal of fixed assets	4,289	7,720
Losses on impairment of fixed assets	4,362	49,460
Provision for reserve for eventual future operating losses from financial instruments transactions	374	329

Income before income taxes	980,170	979,305

Income taxes-current	244,223	265,045
Income taxes-deferred	(19,175)	(94,093)

Income taxes	225,047	170,951

Profit	755,123	808,353

Profit attributable to non-controlling interests	108,435	101,834

Profit attributable to owners of parent	¥646,687	¥706,519

Sumitomo Mitsui Financial Group, Inc.

(Consolidated statements of comprehensive income)

	Millions of yen
Year ended March 31,	2016	2017
Profit	¥755,123	¥808,353
Other comprehensive income	(576,794)	157,703
Net unrealized gains (losses) on other securities	(444,981)	201,653
Net deferred gains (losses) on hedges	82,552	(93,989)
Land revaluation excess	1,705	(6)
Foreign currency translation adjustments	(92,121)	(12,699)
Remeasurements of defined benefit plans	(121,933)	81,193
Share of other comprehensive income of affiliates	(2,016)	(18,448)

Total comprehensive income	178,328	966,057

Comprehensive income attributable to owners of parent	103,599	860,806
Comprehensive income attributable to non-controlling interests	74,728	105,250

Sumitomo Mitsui Financial Group, Inc.

3. Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2016	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,337,895	¥757,329	¥4,098,425	¥(175,261)	¥7,018,389
Changes in the fiscal year
Cash dividends			(211,921)		(211,921)
Profit attributable to owners of parent			646,687		646,687
Purchase of treasury stock				(191)	(191)
Disposal of treasury stock		(17)		71	54
Changes in shareholders’ interest due to transaction with non-controlling interests		(5)			(5)
Increase due to increase in subsidiaries			50		50
Increase due to decrease in subsidiaries			3		3
Decrease due to increase in subsidiaries			(16)		(16)
Decrease due to decrease in subsidiaries			(51)		(51)
Reversal of land revaluation excess			1,295		1,295
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	(23)	436,047	(119)	435,904

Balance at the end of the fiscal year	¥2,337,895	¥757,306	¥4,534,472	¥(175,381)	¥7,454,294

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2016	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,791,049	¥(30,180)	¥39,014	¥156,309	¥47,667	¥2,003,859
Changes in the fiscal year
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	(443,359)	85,310	401	(69,266)	(117,478)	(544,392)

Net changes in the fiscal year	(443,359)	85,310	401	(69,266)	(117,478)	(544,392)

Balance at the end of the fiscal year	¥1,347,689	¥55,130	¥39,416	¥87,042	¥(69,811)	¥1,459,467

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
Year ended March 31, 2016	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥2,284	¥1,671,738	¥10,696,271
Changes in the fiscal year
Cash dividends			(211,921)
Profit attributable to owners of parent			646,687
Purchase of treasury stock			(191)
Disposal of treasury stock			54
Changes in shareholders’ interest due to transaction with non-controlling interests			(5)
Increase due to increase in subsidiaries			50
Increase due to decrease in subsidiaries			3
Decrease due to increase in subsidiaries			(16)
Decrease due to decrease in subsidiaries			(51)
Reversal of land revaluation excess			1,295
Net changes in items other than stockholders’ equity in the fiscal year	600	(140,715)	(684,507)

Net changes in the fiscal year	600	(140,715)	(248,602)

Balance at the end of the fiscal year	¥2,884	¥1,531,022	¥10,447,669

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2017	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,337,895	¥757,306	¥4,534,472	¥(175,381)	¥7,454,294
Changes in the fiscal year
Cash dividends			(205,083)		(205,083)
Profit attributable to owners of parent			706,519		706,519
Purchase of treasury stock				(100)	(100)
Disposal of treasury stock		(2)		162,567	162,564
Changes in shareholders’ interest due to transaction with non-controlling interests		42			42
Increase due to increase in subsidiaries			25		25
Increase due to decrease in subsidiaries			13		13
Decrease due to increase in subsidiaries			(288)		(288)
Decrease due to decrease in subsidiaries			(4)		(4)
Decrease due to decrease in affiliates accounted for by the equity method			(200)		(200)
Reversal of land revaluation excess			1,300		1,300
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	40	502,283	162,467	664,791

Balance at the end of the fiscal year	¥2,337,895	¥757,346	¥5,036,756	¥(12,913)	¥8,119,085

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2017	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,347,689	¥55,130	¥39,416	¥87,042	¥(69,811)	¥1,459,467
Changes in the fiscal year
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	194,619	(97,208)	(1,306)	(21,964)	78,845	152,985

Net changes in the fiscal year	194,619	(97,208)	(1,306)	(21,964)	78,845	152,985

Balance at the end of the fiscal year	¥1,542,308	¥(42,077)	¥38,109	¥65,078	¥9,034	¥1,612,453

	Millions of yen
Year ended March 31, 2017	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥2,884	¥1,531,022	¥10,447,669
Changes in the fiscal year
Cash dividends			(205,083)
Profit attributable to owners of parent			706,519
Purchase of treasury stock			(100)
Disposal of treasury stock			162,564
Changes in shareholders’ interest due to transaction with non-controlling interests			42
Increase due to increase in subsidiaries			25
Increase due to decrease in subsidiaries			13
Decrease due to increase in subsidiaries			(288)
Decrease due to decrease in subsidiaries			(4)
Decrease due to decrease in affiliates accounted for by the equity method			(200)
Reversal of land revaluation excess			1,300
Net changes in items other than stockholders’ equity in the fiscal year	598	(31,758)	121,825

Net changes in the fiscal year	598	(31,758)	786,616

Balance at the end of the fiscal year	¥3,482	¥1,499,264	¥11,234,286

Sumitomo Mitsui Financial Group, Inc.

4. Consolidated statements of cash flows

	Millions of yen
Year ended March 31,	2016	2017
Cash flows from operating activities:
Income before income taxes	¥ 980,170	¥ 979,305
Depreciation	238,348	274,988
Losses on impairment of fixed assets	4,362	49,460
Amortization of goodwill	27,670	29,272
Gains on negative goodwill	(138)	—
Gains on step acquisitions	(58)	(29,325)
Equity in (gains) losses of affiliates	36,196	(24,552)
Net change in reserve for possible loan losses	(48,022)	21,620
Net change in reserve for employee bonuses	(5,077)	7,765
Net change in reserve for executive bonuses	(946)	584
Net change in net defined benefit asset and liability	(23,434)	(47,173)
Net change in reserve for executive retirement benefits	68	145
Net change in reserve for point service program	656	2,076
Net change in reserve for reimbursement of deposits	(4,138)	(1,514)
Net change in reserve for losses on interest repayment	61,947	(71,789)
Interest income	(1,868,313)	(1,912,027)
Interest expenses	445,385	553,394
Net (gains) losses on securities	(126,398)	(98,190)
Net (gains) losses from money held in trust	(0)	(0)
Net exchange (gains) losses	445,713	16,280
Net (gains) losses from disposal of fixed assets	575	6,167
Net change in trading assets	(579,837)	1,260,408
Net change in trading liabilities	448,508	(1,364,902)
Net change in loans and bills discounted	(2,223,331)	(5,197,594)
Net change in deposits	7,646,207	7,287,109
Net change in negotiable certificates of deposit	442,445	(2,367,722)
Net change in borrowed money (excluding subordinated borrowings)	(1,119,170)	1,800,886
Net change in deposits with banks	849,019	837,507
Net change in call loans and bills bought and others	157,822	(1,198,782)
Net change in receivables under securities borrowing transactions	(1,495,854)	(787,472)
Net change in call money and bills sold and others	(3,838,358)	1,895,762
Net change in commercial paper	(346,866)	(654,552)
Net change in payables under securities lending transactions	(2,524,215)	2,135,651
Net change in foreign exchanges (assets)	314,707	(144,713)
Net change in foreign exchanges (liabilities)	(22,636)	(400,001)
Net change in lease receivables and investment assets	(41,649)	(53,854)
Net change in short-term bonds (liabilities)	(99,500)	(145,700)
Issuance and redemption of bonds (excluding subordinated bonds)	420,778	1,109,521
Net change in due to trust account	226,408	236,434
Interest received	1,875,947	1,911,477
Interest paid	(438,246)	(536,129)
Other, net	(649,079)	(523,175)

Subtotal	(832,332)	4,856,646

Income taxes paid	(294,976)	(342,268)

Net cash provided by (used in) operating activities	(1,127,308)	4,514,377

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2016	2017
Cash flows from investing activities:
Purchases of securities	(27,007,243)	(21,215,546)
Proceeds from sale of securities	22,537,031	13,611,842
Proceeds from redemption of securities	7,992,771	8,852,923
Purchases of money held in trust	(1)	(1)
Proceeds from sale of money held in trust	1,925	1,744
Purchases of tangible fixed assets	(529,264)	(495,823)
Proceeds from sale of tangible fixed assets	147,995	169,423
Purchases of intangible fixed assets	(158,779)	(145,290)
Proceeds from sale of intangible fixed assets	223	636
Purchases of stocks of subsidiaries resulting from their merger	(860)	—
Proceeds from acquisition of business	2,251,106	—
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	(652)	(199,755)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	6,698	1,193

Net cash provided by (used in) investing activities	5,240,950	581,347

Cash flows from financing activities:
Proceeds from issuance of subordinated borrowings	18,000	—
Repayment of subordinated borrowings	(39,696)	(11,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	577,142	394,495
Redemption of subordinated bonds and bonds with stock acquisition rights	(182,617)	(371,640)
Dividends paid	(211,952)	(205,078)
Repayment to non-controlling stockholders	(142,000)	(86,886)
Dividends paid to non-controlling stockholders	(74,891)	(66,458)
Purchases of treasury stock	(191)	(100)
Proceeds from disposal of treasury stock	54	179,757
Purchases of stocks of subsidiaries not resulting in change in scope of consolidation	(6)	(4)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation	162	390

Net cash provided by (used in) financing activities	(55,995)	(166,524)

Effect of exchange rate changes on cash and cash equivalents	(99,579)	(10,555)

Net change in cash and cash equivalents	3,958,066	4,918,645

Cash and cash equivalents at the beginning of the fiscal year	33,598,680	37,556,806
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	59	2,943
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	—	(1)

Cash and cash equivalents at the end of the fiscal year	¥ 37,556,806	¥ 42,478,393

Sumitomo Mitsui Financial Group, Inc.

5. Notes to consolidated financial statements

(Note on going concern)

     Not applicable.

(Changes in accounting policies due to application of new or revised accounting standards)

In accordance with the revision to the Corporation Tax Act some domestic consolidated subsidiaries apply the “Practical Solution on a change in depreciation method due to Tax Reform 2016” (ASBJ Practical Issues Task Force No.32, issued on June 17, 2016) and changed the depreciation method for buildings and accompanying facilities and structures acquired on or after April 1, 2016 from the declining-balance method to the straight-line method, starting from the fiscal 2016. Effects of this change to Ordinary Profit and Income before income taxes during the fiscal 2016 are immaterial.

(Additional information)

    Recoverability of Deferred Tax Assets

SMFG applies the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No 26 issued on March 28, 2016) from the fiscal 2016.

    Adoption of the consolidated corporate-tax system

SMFG applies the “Practical Solution on Tentative Treatment of Tax Effect Accounting under Consolidated Taxation System (Part 1)” (ASBJ Practical Issues Task Force No.5, issued on January 16, 2015) and “Practical Solution on Tentative Treatment of Tax Effect Accounting under Consolidated Taxation System (Part 2)” (ASBJ Practical Issues Task Force No.7, issued on January 16, 2015)” from fiscal 2016 on the premise that SMFG file as a consolidated entity, since the Commissioner of the National Tax Agency has approved the adoption of the consolidated corporate-tax system by SMFG and some consolidated subsidiaries starting from fiscal 2017.

Sumitomo Mitsui Financial Group, Inc.

(Segment information)

(1)	Information on profit and loss amount by reportable segment

	Millions of yen
	Commercial banking
	SMBC
Fiscal year ended March 31, 2017	SMBC Sub-total	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Head office account	Others	Total
Gross profit	¥1,663,654	¥528,376	¥355,288	¥327,529	¥272,419	¥180,042	¥296,137	¥1,959,791
Interest income	1,138,939	271,137	294,799	194,655	144,201	234,147	184,390	1,323,330
Non-interest income	524,715	257,239	60,489	132,874	128,218	(54,104)	111,746	636,461

Expenses, etc.	(816,942)	(199,080)	(350,888)	(128,834)	(27,375)	(110,765)	(246,994)	(1,063,936)

Consolidated net business profit	¥846,711	¥329,296	¥4,400	¥198,695	¥245,044	¥69,276	¥49,142	¥895,854

	Millions of yen
	Leasing			Securities
Fiscal year ended March 31, 2017	Sumitomo Mitsui Finance and Leasing Company, Limited(SMFL)	Others	Total	SMBC Nikko Securities Inc.(SMBC Nikko)	SMBC Friend Securities Co., Ltd.	Others	Total
Gross profit	¥178,845	¥17,587	¥196,433	¥351,220	¥43,334	¥(5,767)	¥388,788
Interest income	25,003	4,189	29,192	4,588	1,581	1,441	7,611
Non-interest income	153,842	13,398	167,240	346,632	41,753	(7,208)	381,177

Expenses, etc.	(82,620)	(6,815)	(89,435)	(268,854)	(37,458)	(9,920)	(316,233)

Consolidated net business profit	¥96,225	¥10,772	¥106,997	¥82,366	¥5,876	¥(15,687)	¥72,554

	Millions of yen
	Consumer finance
Fiscal year ended March 31, 2017	Sumitomo Mitsui Card Company, Limited	Cedyna Financial Corporation (Cedyna)	SMBC Consumer Finance Co., Ltd.(SMBCCF)	Others	Total	Other business	Grand total
Gross profit	¥222,068	¥168,365	¥246,288	¥3,737	¥640,459	¥(264,731)	¥2,920,742
Interest income	14,501	23,569	162,466	(1,244)	199,292	(200,794)	1,358,632
Non-interest income	207,566	144,796	83,822	4,981	441,167	(63,936)	1,562,109

Expenses, etc.	(172,977)	(126,952)	(104,836)	(10,606)	(415,372)	97,097	(1,787,881)

Consolidated net business profit	¥49,091	¥41,413	¥141,452	¥(6,869)	¥225,086	¥(167,633)	¥1,132,860

Notes:

1.	Figures shown in the parenthesis represent the loss.
2.	Interest income in Commercial banking includes dividends income of ¥200,000 million from SMBC Nikko.
3.	“SMFL” and “SMBCCF” represent consolidated figures of respective companies.
“SMBC Nikko”	represents non-consolidated figures of SMBC Nikko plus figures of the overseas incorporated securities companies.
“Cedyna”	represents consolidated figures of Cedyna excluding figures of the immaterial subsidiaries.
4.	“Other business” includes profit or loss to be eliminated as inter-segment transactions.

(2)	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2017	Millions of yen
Consolidated net business profit	¥1,132,860
Other ordinary income (excluding equity in gains of affiliates)	176,704
Other ordinary expenses	(303,710)

Ordinary profit on consolidated statements of income	¥1,005,855

Note: Figures shown in the parenthes is represent the loss.

Sumitomo Mitsui Financial Group, Inc.

(Per share data)

As of and year ended March 31, 2017	Yen
Net assets per share	¥ 6,901.67
Earnings per share	516.00
Earnings per share (diluted)	515.58

(Notes)

1. Earnings per share and earnings per share (diluted) are calculated based on the followings:

Year ended March 31, 2017	Millions of yen, except number of shares
Earnings per share
Profit attributable to owners of parents	¥ 706,519
Amount not attributable to common stockholders	—
Profit attributable to owners of parents attributable to common stock	706,519
Average number of common stock during the fiscal year (in thousands)	1,369,231

Earnings per share (diluted)
Adjustment for profit attributable to owners of parents	(9)
Adjustment of dilutive shares issued by subsidiaries	(9)
Increase in number of common stock (in thousands)	1,092
Stock acquisition rights (in thousands)	1,092
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—

2. Net assets per share is calculated based on the followings:

March 31, 2017	Millions of yen, except number of shares
Net assets	¥ 11,234,286
Amount excluded from Net assets	1,502,747
Stock acquisition rights	3,482
Non-controlling interests	1,499,264
Net assets attributable to common stock at the fiscal year-end	9,731,538
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,410,026

(Significant subsequent events)

There are no significant subsequent events to be disclosed.